Filed Pursuant to Rule 433

Registration No. 333-121744

March 16, 2006

STRUCTURED EQUITY PRODUCTS Indicative Terms

New Issue

Reverse

Convertible

Note

Securities

THE BEAR STEARNS COMPANIES INC.

INVESTMENT HIGHLIGHTS

•                  6-month term to maturity.

•                  The Notes pay a fixed rate coupon of [12.50]% per annum. For the avoidance of doubt, because the Notes have a 6-month term, this is payable as a single coupon payment of [6.25%] of par at maturity.

•                  The Notes are a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A by S&P).

•                  Issue price for the Notes offering: 100.00% of the Principal Amount ($25,000 min. per Note).

•                  If the Final Level of one or more of the three common stocks listed below (each, a “Reference Asset”) is below the Conversion Price of such Reference Asset at maturity, the payment of principal on the Notes will be linked to the performance of the Reference Asset with the greatest percentage price decline. Consequently, the Notes will not be principal protected if the Final Level of any Reference Asset is less than its respective Conversion Price.

•                  The Notes will be principal protected if the Final Level of all of the Reference Assets equal or exceed the Conversion Prices of such Reference Assets.

•                  The Notes will not participate in the positive appreciation of any of the Reference Assets. Even if the Final Level of each of the Reference Assets exceeds the Initial Level of such Reference Asset, your return will not exceed the principal amount invested plus the coupon payment.

Reference Assets	Term to Maturity	Coupon Rate	Conversion Level		Initial Public Offering Price
Exxon Mobil Corporation (“XOM”); ConocoPhillips (“COP”); and Halliburton Company (“HAL”).	6-months	[12.5%] per annum	[90]	%	100%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

BEAR, STEARNS & CO. INC.
STRUCTURED PRODUCTS GROUP
(212) 272-6928

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the Reference Asset with the greatest percentage price decline. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the Note offering relates to only the three Reference Assets, you should not construe that fact as a  recommendation as to the merits of acquiring an investment linked to any of the Reference Assets or as to the suitability of an investment in the Notes. Defined terms not defined herein shall have the same meaning as in such Prospectus Supplement.

ISSUER:	The Bear Stearns Companies Inc.

ISSUER’S RATING:	A1 / A (Moody’s / S&P)

PRINCIPAL AMOUNT:	To be disclosed in the final pricing supplement.

DENOMINATIONS:	$25,000 per Note and $1,000 multiples thereafter.

REFERENCE ASSETS:

(1) Exxon Mobil Corporation, traded on the New York Stock Exchange (“NYSE”) under the symbol “XOM;” (2) ConocoPhillips, traded on the NYSE under the symbol “COP;” and (3) Halliburton Company, traded on the NYSE under the symbol “HAL.”

SELLING PERIOD ENDS:	March [28], 2006

PRICING DATE:	March [28], 2006

SETTLEMENT DATE:	March [31], 2006

CALCULATION DATE:	September [28], 2006

MATURITY DATE:	October [2], 2006

COUPON RATE:	[12.5%] per annum, payable as a single payment of [6.25%] of par at maturity.

CONVERSION LEVEL (OR
CONTINGENT PROTECTION LEVEL):	[90%] of the Initial Level

CONVERSION PRICE (OR
CONTINGENT PROTECTION PRICE):	Conversion Level x Initial Level

AGENT’S DISCOUNT:	[•]%, to be disclosed in the final pricing supplement.

REDEMPTION VALUE OR
CASH SETTLEMENT VALUE:

We will pay you 100% of the principal amount of your Notes, in cash, at maturity if the Final Level of each Reference Asset is equal to or greater than the Conversion Price of such Reference Asset. However, if the Final Level of one or more Reference Assets is less than the Conversion Price of such Reference Asset, we, at our option, will either: (i) physically deliver to you a number of shares of the Reference Asset with the greatest percentage price decline equal to that Reference Asset’s Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the principal amount of your Notes); or (ii) pay you an equivalent cash amount. It is our intent to physically deliver shares when applicable, but we reserve the right to settle the Note in cash.

INTEREST PAYMENT DATE:	The Maturity Date.

INITIAL LEVEL:	For each Reference Asset, the Closing Price of the Reference Asset on the applicable Pricing Date.

FINAL LEVEL:	For each Reference Asset, the Closing Price of the Reference Asset on the applicable Calculation Date.

EXCHANGE RATIO:

For each Reference Asset, equals $1,000 divided by the Conversion Price of the applicable Reference Asset (rounded down to the nearest whole number of shares), to be disclosed in the final pricing supplement.

FRACTIONAL SHARE CASH AMOUNT:

For each Reference Asset, an amount in cash per $1,000 par amount equal to the Final Level multiplied by the difference between (1) the principal amount per Note divided by the Conversion Price (rounded to the nearest three decimal places), and (2) the Exchange Ratio.

CUSIP:	To be disclosed in the final pricing supplement.

LISTING:	The Notes will not be listed on any U.S. securities exchange or quotation system.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus, dated February 2, 2005 (the “Prospectus”), as supplemented by the prospectus supplement, dated February 16, 2006 (the “Prospectus Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors,” “Risk Factors - Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” and “Risk Factors - Additional Risks Relating to Certain Notes with more than One Reference Asset” in the Prospectus Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows: http://www.sec.gov/Archives/edgar/data/777001/000104746906002070/0001047469-06-002070-index.htm

SELECTED RISK CONSIDERATIONS

The following highlights some, but not all, of the risk considerations relevant to investing in the Notes. The following must be read in conjunction with the sections “Risk Factors,” “Risk Factors - Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset,” and “Risk Factors - Additional Risks Relating to Certain Notes with more than One Reference Asset,” beginning on pages S-5, S-12 and S-16, respectively, in the Prospectus Supplement. Defined terms not defined herein shall have the same meaning as in such Prospectus Supplement.

•                  Suitability of Notes for Investment  — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in this free writing prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•                  Not Principal Protected —The Notes are not principal protected. If the Final Level of one or more Reference Assets is less than the Conversion Price of such Reference Asset, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset that has exhibited the largest percentage price decline.

•                  Loss is Linked to the Reference Asset that has Exhibited the Greatest Percentage Price Decline — If the Final Level of any Reference Asset is less than the Conversion Price of such Reference Asset, gains in any of the other Reference Assets will be irrelevant. For example, if the Final Level of two of the Reference Assets increases substantially but the Final Level of one Reference Asset is below the Conversion Price for such Reference Asset, you will not be principal protected and the Cash Settlement Value and/or value of physically delivered shares you receive will be based solely on the percentage decrease in the lowest performing Reference Asset.

•                  Upside Limited to Coupon — Even if the Final Level of each of the Reference Assets exceeds the Initial Level of such Reference Asset, your return will be limited to the principal amount you invested plus the coupon payments. You will not participate in any appreciation in the value of the Reference Assets.

•                  No Secondary Market — Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Note on request. However, there can be no guarantee that bids for outstanding Note will be made in the future; nor can the prices of any such bids be predicted.

•                  No Interest, Dividend or Other Payments — You will not receive any interest or dividend payments or other distributions on the stocks comprising the Reference Assets; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•                  Taxes — We intend to treat each Note as a put option written by you in respect of the Reference Assets and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Note, you agree to treat the Note in accordance with this characterization for all U.S. federal income tax purposes; however, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Note, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

•                  The Notes may be Affected by Certain Corporate Events and you will have Limited Antidilution Protection. —If the Final Level of one or more Reference Assets is less than the Conversion Price of such Reference Asset and certain corporate events relating to the Reference Asset experiencing the greatest percentage price decline have occurred where the underlying company is not the surviving entity, you will receive at maturity, cash or a number of shares of the common stock of a successor corporation to the underlying company, based on the Closing Price of such successor’s common stock. The Calculation Agent for the Note will adjust the Cash Settlement Value by adjusting the Initial Level of the Reference Asset, Conversion Level, Conversion Price and Exchange Ratio for certain events affecting the Reference Asset, such as extraordinary dividends, stock splits and stock dividends and certain other corporate events involving an underlying company; however, the Calculation Agent is not required to make an adjustment for every corporate event that can affect the Reference Asset. If an event occurs that is perceived by the market to dilute the Reference Asset but that does not require the Calculation Agent to adjust the amount of the Reference Asset payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected.

INTEREST AND PAYMENT AT MATURITY

Interest. The interest rate for each Note is designated on the cover of this free writing prospectus. The interest paid will include interest accrued from the Original Issue Date to, but excluding, the Maturity Date. Interest payable on the Maturity Date will be payable to the person to whom principal is payable.

Payment at Maturity. We will pay you 100% of the principal amount of your Notes, in cash, at maturity if the Final Level of each Reference Asset is equal to or greater than the Conversion Price of such Reference Asset.

However, if the Final Level of one or more Reference Assets is less than the Conversion Price of such Reference Asset, we, at our option, will either: (i) physically deliver to you a number of shares of the Reference Asset with the greatest percentage price decline equal to that Reference Asset’s Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the principal amount of your Notes); or (ii) pay you an equivalent cash amount. It is our intent to deliver shares when applicable, but we reserve the right to settle the Note in cash.

We will (i) provide written notice to the Trustee and to the Depositary, on or prior to the Business Day immediately prior to the Maturity Date of the amount of cash or number of shares of such Reference Asset (and cash in respect of coupon and cash in respect of any fractional shares of such Reference Asset), as applicable, to be delivered, and (ii) deliver such cash or shares of such Reference Asset (and cash in respect of coupon and cash in respect of any fractional shares of such Reference Asset), if applicable, to the Trustee for delivery to you. The Calculation Agent shall determine the Exchange Ratio.

REFERENCE ASSET INFORMATION

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-20 in the Prospectus Supplement. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a Reference Asset can be located by reference to the SEC file number provided below.

The summary information below regarding the companies issuing the stock comprising the Reference Assets comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the Reference Assets with the SEC. Investors are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Exxon Mobil Corporation (“XOM”)

Exxon Mobil Corporation’s (“ExxonMobil”) common stock, no par value, trade on the NYSE under the symbol “XOM.”  ExxonMobil, formerly named Exxon Corporation, was incorporated in the State of New Jersey in 1882. On November 30, 1999, Mobil Corporation became a wholly-owned subsidiary of Exxon Corporation, and Exxon changed its name to Exxon Mobil Corporation. Divisions and affiliated companies of ExxonMobil operate or market products in the United States and about 200 other countries and territories. Their principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. ExxonMobil is a major manufacturer and marketer of commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics and a wide variety of specialty products. ExxonMobil also has interests in electric power generation facilities. Affiliates of ExxonMobil conduct research programs in support of these businesses. Exxon Mobil Corporation has several divisions and hundreds of affiliates, many with names that include ExxonMobil, Exxon, Esso or Mobil. ExxonMobil’s SEC file number is 001-02256.

ConocoPhillips (“COP”)

ConocoPhillips’s common stock, par value $0.01, trade on the NYSE under the symbol “COP.”  ConocoPhillips is an international, integrated energy company. ConocoPhillips was incorporated in the state of Delaware on November 16, 2001, in connection with, and in anticipation of, the merger between Conoco Inc. (Conoco) and Phillips Petroleum Company (Phillips). The merger between Conoco and Phillips was consummated on August 30, 2002, at which time Conoco and Phillips combined their businesses by merging with separate acquisition subsidiaries of  ConocoPhillips. ConocoPhillips’s business is organized into six operating segments: Exploration and Production, Midstream, Refining and Marketing, LUKOIL Investment, Chemicals and Emerging Businesses. ConocoPhillips’s SEC file number is 001-32395.

Halliburton Company (“HAL”)

Halliburton Company’s (“Halliburton”) common stock, par value $2.50, trades on the NYSE under the symbol “HAL.”  Halliburton’s predecessor was established in 1919. Halliburton provides a variety of services and products to energy, industrial, and governmental customers. Halliburton offers its products and services through six business segments:  Production Optimization, Fluid Systems, Drilling and Formation Evaluation, Digital and Consulting Solutions (formerly landmark and other energy services), Government and Infrastructure, and Energy and Chemicals segments. Halliburton’s SEC file number is 001-03492.

ILLUSTRATIVE EXAMPLES & HISTORICAL TABLES

The following are illustrative examples demonstrating the hypothetical amounts payable at maturity based on the assumptions outlined below. These examples do not purport to be representative of every possible scenario concerning increases or decreases in the Reference Assets or of the movements that are likely to occur with respect to the Reference Assets. You should not construe these examples or the data included in the tables as an indication of the expected performance of the Notes. Some amounts are rounded and actual returns may be different.

Assumptions:

•                  Investor purchases $100,000 principal amount of Notes on the Pricing Date at the initial offering price of 100% and holds the Notes to maturity. No Market Disruption Events or Events of Default occur during the term of the Notes.

•                  Coupon:  [12.50%] per annum, payable as a single cash flow of [6.25%] of par at maturity.

•                  The reinvestment rate on any interest payments made during the term of the Notes is assumed to be 0.00%.

•                  Maturity:  6 months.

•                  The following examples include, in the return on the Notes, the [12.50]% per annum coupon, which will be paid regardless of the Final Level of any of the Reference Assets.

•                  The following table depicts the assumptions regarding the Initial Level, Conversion Level, Conversion Price, and Exchange Ratio.

Reference Asset	Initial Level	Conversion Level	Conversion Price	Exchange Ratio (rounded down)	Fractional Shares
XOM	$60.00	90%	$54.00	18 ($1,000 / $54.00)	0.519
COP	$60.00	90%	$54.00	18 ($1,000 / $54.00)	0.519
HAL	$68.50	90%	$61.65	16 ($1,000 / $61.65)	0.221

Example 1 – On the Calculation Date, the Final Level of each of the Reference Assets is greater than the respective Conversion Price of such Reference Asset, resulting in a payment at maturity of $100,000 (plus a $6,250.00 coupon).

Reference Asset	Initial Level	Final Level	Percentage Change in the Value of the Reference Asset	Final Level at or above Conversion Price?	Payment and Redemption of Notes at Maturity
XOM	$60.00	$68.15	+13.36%	Yes	Note pays $6,250.00 coupon; principal redeems for $100,000 in cash.
COP	$60.00	$70.32	+17.20%	Yes
HAL	$68.50	$79.28	+15.74%	Yes

Example 2 – On the Calculation Date, the Final Level of all of the Reference Assets are below the Conversion Prices for such Reference Assets. Because the Final Level of one or more of the Reference Assets is below the Conversion Price, you will receive, at our option, 1,600 (Exchange Ratio of 16 for HAL per $1,000 par amount) shares of the Reference Asset with the greatest percentage price decline, Halliburton Company, plus the Fractional Share Cash Amount of $1,227.43 (for each $1,000 par amount, .221 fractional shares times the Final Level of $55.54 per share), plus the $6,250.00 coupon with a total value of $96,341.43. You would have lost -3.66% on your investment in the Notes.

Reference Asset	Initial Level	Final Level	Percentage Change in the Value of the Reference Asset	Final Level at or above Conversion Price?	Payment and Redemption of Notes at Maturity
XOM	$60.00	$51.95	-13.42%	No	Note pays $6,250.00 coupon; principal redeems for 1,600 shares of HAL plus 0.060 x $55.54 fractional shares in cash.
COP	$60.00	$49.87	-16.88%	No
HAL	$68.50	$55.54	-18.92%	No, and HAL has the largest percentage decline

Example 3 – On the Calculation Date, the Final Level of all of the Reference Assets are below the Initial Levels of the Reference Assets, but exceed the Conversion Prices of such Reference Assets. Because the Final Level of all of the Reference Assets are above the Conversion Prices, you would have received a payment of $100,000 at maturity (plus a $6,250.00 coupon).

Reference Asset	Initial Level	Final Level	Percentage Change in the Value of the Reference Asset	Final Level at or above Conversion Price?	Payment and Redemption of Notes at Maturity
XOM	$60.00	$59.81	-0.32%	Yes	Note pays $6,250.00 coupon; principal redeems for $100,000 in cash.
COP	$60.00	$57.63	-3.95%	Yes
HAL	$68.50	$63.41	-7.43%	Yes

Example 4 – On the Calculation Date, the Final Level of one of the Reference Assets is below the Conversion Price for such Reference Asset, while the Final Level of the other two Reference Assets exceed the Conversion Prices for those Reference Assets. Because the Final Level of at least one of the Reference Assets is below the Conversion Price, you will receive, at our option, 1,800 (Exchange Ratio of 18 for COP per $1,000 par amount) shares of such Reference Asset with the greatest percentage price decline, ConocoPhillips, plus the Fractional Share Cash Amount of $2,625.62 (for each $1,000 par amount, 0.519 fractional shares times the Final Level of $50.59 per share), plus the $6,250.00 coupon with a total value of $99,937.62 or the equivalent amount in cash. You would have lost -0.06% on your investment in the Notes.

Reference Asset	Initial Level	Final Level	Percentage Change in the Value of the Reference Asset	Final Level at or above Conversion Price?	Payment and Redemption of Notes at Maturity
XOM	$60.00	$78.12	+30.20%	Yes	Note pays $6,250.00 coupon; principal redeems for 1,800 shares of COP plus 0.852 fractional shares in cash.
COP	$60.00	$50.59	-15.68%	No
HAL	$68.50	$85.98	+25.52%	Yes

The following tables set forth on a per share basis the highest and lowest intraday sale prices during the applicable quarter, as well as end-of-quarter closing prices, for the Reference Assets during the periods indicated below. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification.

1. Exxon Mobil Corporation

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close	Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	44.88	40.50	37.60	December 31, 2003	41.13	41.00	35.05
June 29, 2001	45.84	43.68	38.50	March 31, 2004	43.40	41.59	39.91
September 28, 2001	44.40	39.40	35.01	June 30, 2004	45.53	44.41	41.43
December 31, 2001	42.70	39.30	36.41	September 30, 2004	49.79	48.33	44.20
March 29, 2002	44.29	43.83	37.60	December 31, 2004	52.05	51.26	48.18
June 28, 2002	44.58	40.92	38.50	March 31, 2005	64.37	59.60	49.25
September 30, 2002	41.10	31.90	29.75	June 30, 2005	61.74	57.47	52.78
December 31, 2002	36.50	34.94	32.03	September 30, 2005	65.96	63.54	57.60
March 31, 2003	36.60	34.95	31.58	December 31, 2005	63.89	56.17	54.50
June 30, 2003	38.45	35.91	34.20	January 1, 2006 to March 15, 2006 only	63.96	57.87	60.81
September 30, 2003	38.50	36.60	34.90

2. ConocoPhillips

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close	Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	27.53	25.85	29.50	December 31, 2003	32.79	27.15	33.02
June 29, 2001	28.50	26.39	34.00	March 31, 2004	34.91	32.15	35.75
September 28, 2001	26.97	25.00	29.93	June 30, 2004	38.15	34.29	39.50
December 31, 2001	30.13	25.33	30.48	September 30, 2004	41.43	35.64	42.18
March 29, 2002	31.40	27.65	31.90	December 31, 2004	43.42	40.75	45.61
June 28, 2002	29.44	27.27	32.05	March 31, 2005	53.92	41.40	56.99
September 30, 2002	23.12	22.38	29.61	June 30, 2005	57.49	47.55	61.36
December 31, 2002	24.20	22.02	25.38	September 30, 2005	69.91	58.05	71.48
March 31, 2003	26.80	22.57	26.93	December 31, 2005	58.18	57.05	70.66
June 30, 2003	27.40	24.84	27.98	January 1, 2006 to March 15, 2006 only	66.25	58.01	60.83
September 30, 2003	27.38	25.65	28.77

3. Halliburton Company

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close	Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	45.90	34.81	36.75	December 31, 2003	27.20	22.23	26.00
June 29, 2001	49.25	32.20	35.60	March 31, 2004	32.70	25.80	30.39
September 28, 2001	36.79	19.35	22.55	June 30, 2004	32.35	27.35	30.26
December 31, 2001	28.90	10.94	13.10	September 30, 2004	33.98	26.45	33.69
March 29, 2002	18.00	8.60	17.07	December 31, 2004	41.69	33.08	39.24
June 28, 2002	19.63	14.60	15.94	March 31, 2005	45.29	37.18	43.25
September 30, 2002	16.00	8.97	12.91	June 30, 2005	49.39	39.65	47.82
December 31, 2002	21.65	12.45	18.71	September 30, 2005	69.78	45.76	68.52
March 31, 2003	22.10	17.20	20.73	December 31, 2005	69.37	54.70	61.96
June 30, 2003	25.37	19.98	23.00	January 1, 2006 to March 15, 2006 only	82.39	63.99	69.79
September 30, 2003	25.90	20.50	24.25

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the Prospectus Supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the Reference Asset to you at maturity for an amount equal to the Deposit (as defined below) or (2) “cash settle” the Put Option (i.e., require you to pay us at maturity the difference between the Deposit and the Final Level of the Reference Asset), and a

deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the Reference Asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations–Tax Treatment of U.S. Holders–Short-Term Deposits” in the accompanying Prospectus Supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

The table below indicates the yield on the Deposit and the Put Premium, as described in the Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

Term to Maturity	Coupon Rate		Yield on the Deposit, per Annum		Put Premium
6-months	[6.25]	%	[•]	%	[•]	%